REGISTRATION STATEMENT NO. _________
                                                                       811-08317

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM N-4

         INITIAL REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                       AND

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 13


           THE TRAVELERS SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                               (Name of Depositor)

                 ONE CITYPLACE, HARTFORD, CONNECTICUT 06103-3415
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 308-1000

                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                  One Cityplace
                        Hartford, Connecticut 06103-3415
                     (Name and Address of Agent for Service)
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Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485.

[ ]   on ________ pursuant to paragraph (b) of Rule 485.

[ ]   __ days after filing pursuant to paragraph (a)(1) of Rule 485.

[ ]   on ___________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.


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                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

            TRAVELERS LIFE & ANNUITY PRIMELITE III ANNUITY PROSPECTUS

            THE TRAVELERS SEPARATE ACCOUNT PF FOR VARIABLE ANNUITIES THE TRAVELERS SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES

This prospectus describes TRAVELERS LIFE & ANNUITY PRIMELITE III ANNUITY, an individual flexible premium deferred variable annuity contract (the "Contract") issued by The Travelers Insurance Company or The Travelers Life and Annuity Company. The Travelers Life and Annuity Company does not solicit or issue insurance products in the state of New York. Refer to the first page of your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts").

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options are:

AIM VARIABLE INSURANCE FUNDS, INC.                             SMITH BARNEY MULTIPLE DISCIPLINE TRUST
 AIM V.I. Capital Appreciation Fund -- Series II                 Multiple Discipline Portfolio -- All Cap Growth and Value
  AIM V.I. Premier Equity Fund -- Series II                      Multiple Discipline Portfolio -- Balanced All Cap Growth and Value
ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES FUND, INC.             Multiple Discipline Portfolio -- Global All Cap Growth and Value
   AllianceBernstein Large Cap Growth Portfolio -- Class B       Multiple Discipline Portfolio -- Large Cap Growth and Value
AMERICAN FUNDS INSURANCE SERIES                                THE TRAVELERS SERIES TRUST
  Global Growth Fund -- Class 2 Shares                           Convertible Securities Portfolio
  Growth Fund -- Class 2 Shares                                  MFS Mid Cap Growth Portfolio
  Growth-Income Fund -- Class 2 Shares                           Social Awareness Stock Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST             U.S. Government Securities Portfolio
  Mutual Shares Securities Fund -- Class 2 Shares              THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
  Templeton Growth Securities Fund -- Class 2 Shares             Equity and Income Portfolio, Class II
GREENWICH STREET SERIES FUND                                     U.S. Real Estate Securities Portfolio, Class I
  Appreciation Portfolio                                       TRAVELERS SERIES FUND INC.
  Capital and Income Portfolio                                   MFS Total Return Portfolio
  Fundamental Value Portfolio                                    Pioneer Strategic Income Portfolio6)
OPPENHEIMER VARIABLE ACCOUNT FUNDS                               SB Adjustable Rate Income Portfolio Smith Barney Class
  Oppenheimer Capital Appreciation Fund/VA -- Service Shares     Smith Barney Aggressive Growth Portfolio
  Oppenheimer Main Street Fund/VA -- Service Shares              Smith Barney High Income Portfolio
PIONEER VARIABLE CONTRACTS TRUST                                 Smith Barney International All Cap Growth
  Portfolio Pioneer Fund VCT Portfolio -- Class II Shares        Smith Barney Large Cap Value Portfolio
  Pioneer Mid Cap Value VCT Portfolio -- Class II Shares         Smith Barney Large Capitalization Growth Portfolio
PUTNAM VARIABLE TRUST                                            Smith Barney Mid Cap Core Portfolio
  Putnam VT International Equity Fund -- Class IB Shares         Smith Barney Money Market Portfolio
  Putnam VT Small Cap Value Fund -- Class IB Shares              Travelers Managed Income Portfolio
SMITH BARNEY ALLOCATION SERIES INC.                            VAN KAMPEN LIFE INVESTMENT TRUST
  Select Balanced Portfolio                                      Comstock Portfolio Class II Shares
  Select Growth Portfolio                                        Emerging Growth Portfolio Class II Shares
  Select High Growth Portfolio                                   Growth and Income Portfolio Class II Shares
SMITH BARNEY INVESTMENT SERIES                                 VARIABLE ANNUITY PORTFOLIOS
  SB Government Portfolio -- Class A                             Smith Barney Small Cap Growth Opportunities Portfolio
  Smith Barney Growth and Income Portfolio                     VARIABLE INSURANCE PRODUCTS FUND
  Smith Barney Dividend Strategy Portfolio (1)                   Equity-Income Portfolio -- Service Class 2
  Smith Barney Premier Selections All Cap Growth Portfolio       Growth Portfolio -- Service Class 2
                                                               VARIABLE INSURANCE PRODUCTS FUND III
                                                                 Mid Cap Portfolio -- Service Class 2

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(1)  Formerly Smith Barney Large Cap Core Portfolio

The Contract, certain Contract features and/or some of the funding options may not be available in all states. This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated June __, 2005. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Service Center, One Cityplace, 3CP, Hartford, Connecticut 06103-3415, call (888) 556-5412 or access the SEC's website (http://www.sec.gov). See Appendix C for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED JUNE __, 2005

                                TABLE OF CONTENTS

 Glossary.......................................  3          Payment Options.....................................  40
 Summary........................................  5             Election of Options..............................  40
 Fee Table......................................  8             Annuity Options..................................  41
 Condensed Financial Information................ 14             Variable Liquidity Benefit.......................  41
    The Annuity Contract........................ 14          Miscellaneous Contract Provisions...................  42
    Contract Owner Inquiries.................... 16             Right to Return..................................  42
    Purchase Payments........................... 16             Termination......................................  42
    Accumulation Units.......................... 16             Required Reports.................................  42
    The Variable Funding Options................ 16             Suspension of Payments...........................  42
 The Fixed Account.............................. 22          The Separate Accounts...............................  42
 Charges and Deductions......................... 22             Performance Information..........................  43
    General..................................... 22          Federal Tax Considerations..........................  43
    Withdrawal Charge........................... 23             General Taxation of Annuities....................  44
    Free Withdrawal Allowance................... 24             Types of Contracts: Qualified and Non-qualified..  44
    Administrative Charges...................... 24             Qualified Annuity Contracts......................  44
    Mortality and Expense Risk Charge........... 24               Taxation of Qualified Annuity Contracts........  44
    Variable Liquidity Benefit Charge........... 25               Mandatory Distributions for Qualified Plans....  44
    Enhanced Stepped-Up Provision Charge........ 25             Non-qualified Annuity Contracts..................  45
    Transfer Charge............................. 25               Diversification Requirements for Variable
    Variable Funding Option Expenses............ 25                 Annuities....................................  45
    Premium Tax................................. 25               Ownership of the Investments...................  46
    Changes in Taxes Based upon Premium or                        Taxation of Death Benefit Proceeds.............  46
       Value.................................... 26             Other Tax Considerations.........................  46
 Transfers...................................... 26               Treatment of Charges for Optional Death
    Market Timing/Excessive Trading............. 26                 Benefits.....................................  46
    Dollar Cost Averaging....................... 27               Penalty Tax for Premature Distribution.........  46
 Access to Your Money........................... 28               Puerto Rico Tax Considerations.................  46
    Systematic Withdrawals...................... 28               Non-Resident Aliens............................  47
    Loans....................................... 29          Other Information...................................  47
 Ownership Provisions........................... 29             The Insurance Companies..........................  47
 Types of Ownership............................. 29             Financial Statements.............................  47
    Contract Owner.............................. 29             Distribution of Variable Annuity Contracts.......  47
    Beneficiary................................. 29             Conformity with State and Federal Laws...........  48
    Annuitant................................... 29             Voting Rights....................................  49
 Death Benefit.................................. 30             Restrictions on Financial Transactions...........  49
    Death Proceeds before the Maturity Date..... 30             Legal Proceedings and Opinions...................  49
    Enhanced Stepped-Up Provision............... 31          Appendix A: The Fixed Account....................... A-1
    Payment of Proceeds......................... 32          Appendix B: Waiver of Withdrawal Charge for
    Spousal Contract Continuance................ 34             Nursing Home Confinement......................... B-1
    Beneficiary Contract Continuance............ 34          Appendix C: Contents of the Statement of
    Planned Death Benefit....................... 35             Additional Information........................... C-1
    Death Proceeds after the Maturity Date...... 35
 Living Benefits................................ 35
 The Annuity Period............................. 39
    Maturity Date............................... 39
    Allocation of Annuity....................... 40
    Variable Annuity............................ 40
    Fixed Annuity............................... 40

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of The Travelers Insurance Company or The Travelers Life and Annuity Company or any other office that we may designate for the purpose of administering this Contract.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity or income option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION --a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- The Travelers Insurance Company or The Travelers Life and Annuity Company.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- the Contract Owner.

                                    SUMMARY:

                 TRAVELERS LIFE & ANNUITY PRIMELITE III ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either The Travelers Insurance Company or The Travelers Life and Annuity Company ("the Company," "We" or "Us"). The Travelers Life and Annuity Company does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing Company. Each company sponsors its own segregated account ("Separate Account"). The Travelers Insurance Company sponsors the Travelers Separate Account PF for Variable Annuities ("Separate Account PF"). The Travelers Life and Annuity Company sponsors the Travelers Separate Account PF II for Variable Annuities ("Separate Account PF II"). When we refer to the Separate Account, we are referring to either Separate Account PF or Separate Account PF II, depending upon your issuing Company.

You may only purchase a Contract in states where the Contract has been approved for sale. The Contract or some features may not currently be available for sale in all states.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase. During the accumulation phase generally, under a Qualified Contract, your pre-tax contribution accumulates on a tax-deferred basis and is taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contribution accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income ("Annuity Payments") you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments from the Variable Funding Options and/or the Fixed Account. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options or income options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax-deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $100 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

The ages of the owner and Annuitant determine which death benefits are available to you. See The Annuity Contract section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days or a longer period if required by law after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of x.xx% of the Contract Value attributable to the Variable Funding Options. We deduct the M&E at an annual rate of x.xx% for initial Purchase Payments of $100,000 or less; x.xx% for initial Purchase Payments greater than $100,000 and not more than $250,000; and x.xx% for initial Purchase Payments greater than $250,000. The M&E reduces to x.xx%, x.xx%, and x.xx%, respectively, as of the beginning of the ninth Contract Year. For Contracts with Contract Value less than $50,000 on the fourth Friday of each August we deduct an annual Contract administrative charge of $x.xx. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments withdrawn. The maximum percentage is 8%, decreasing to 0% in years nine and later.

If you select the Enhanced Stepped-Up Provision, ("E.S.P."), an additional x.xx% annually will be deducted from amounts in the Variable Funding Options. This provision is not available when either the Annuitant or owner is age 76 or older on the Rider Effective Date.

If you select the Guaranteed Minimum Withdrawal Benefit ("GMWB"), an annual charge of x.xx% will be deducted daily from amounts in the Variable Funding Options. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death, (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

       O DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

       O SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

       O AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate your Contract values in the Variable Funding Options to match the rebalancing allocation you selected.

       O SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

       O ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

       O BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract.

       O GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, on and following the 5th anniversary of the Contract Date, we will pay a you a percentage of your investment until your investment has been returned in full, regardless of market performance. The maximum amount of your investment that you receive each year is 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

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The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE...............................................        8%(1)
(AS A PERCENTAGE OF THE PURCHASE PAYMENTS WITHDRAWN)

TRANSFER CHARGE..................................................       $10(2)
(ASSESSED ON TRANSFERS THAT EXCEED 12 PER YEAR)

VARIABLE LIQUIDITY BENEFIT CHARGE................................       8%(3)
(AS A PERCENTAGE OF THE PRESENT VALUE OF THE REMAINING ANNUITY PAYMENTS THAT ARE SURRENDERED. THE INTEREST RATE USED TO CALCULATE THIS PRESENT VALUE IS 1% HIGHER THAN THE ASSUMED (DAILY) NET INVESTMENT FACTOR USED TO CALCULATE THE ANNUITY PAYMENTS)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE............................       $30(4)

ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of the Separate Account)

We will assess a mortality and expense risk charge ("M&E") the level of which depends on the amount of the initial Purchase Payment you make to the Contract and how long your Contract has been in force. There are three different M&E levels based on initial Purchase Payment amounts as shown below. The M&E charge is reduced following the ninth anniversary of the Contract Date as shown in the second table below. The M&E charge applicable to your Contract will always be based on your initial Purchase Payment to the Contract and will not reduce due to subsequent Purchase Payments. We also assess a maximum administrative expense charge of x.xx% on all Contracts. In addition, there is a charge of x.xx% for E.S.P., and a charge of x.xx% for GMWB, both optional features.

CONTRACT YEARS ONE THROUGH EIGHT

Below is a summary of all charges that may apply during the first eight Contract Years, depending on your initial Purchase Payment to the Contract and the optional features you select:
[Fees to be filed by amendment]

                                                                                INITIAL PURCHASE
                                                                                 PAYMENT GREATER
                                                         INITIAL PURCHASE         THAN $100,000      INITIAL PURCHASE
                                                         PAYMENT NOT MORE          BUT NO MORE        PAYMENT GREATER
                                                           THAN $100,000          THAN $250,000        THAN $250,000
                                                        ---------------------   ------------------  ---------------------
Mortality and Expense Risk Charge...................           x.xx%                  x.xx%                x.xx%

Administrative Expense Charge.......................           x.xx%                  x.xx%                x.xx%

TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO
OPTIONAL FEATURES SELECTED..........................           x.xx%                  x.xx%                x.xx%

Optional E.S.P. Charge..............................           x.xx%                  x.xx%                x.xx%

TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P.
ONLY SELECTED.......................................           x.xx%                  x.xx%                x.xx%

Optional GMWB Charge(5).............................           x.xx%                  x.xx%                x.xx%

TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB
ONLY SELECTED.......................................           x.xx%                  x.xx%                x.xx%

TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P.
AND GMWB SELECTED...................................           x.xx%                  x.xx%                x.xx%

CONTRACT YEARS NINE AND AFTER

Below is a summary of all charges that may apply beginning in the ninth Contract Year, depending on your initial Purchase Payment to the Contract and the optional features you selected:

                                                                                 INITIAL PURCHASE
                                                                                 PAYMENT GREATER
                                                         INITIAL PURCHASE         THAN $100,000      INITIAL PURCHASE
                                                         PAYMENT NOT MORE          BUT NO MORE        PAYMENT GREATER
                                                           THAN $100,000          THAN $250,000        THAN $250,000
                                                        ---------------------   ------------------  ---------------------
Mortality and Expense Risk Charge...................           x.xx%                  x.xx%                x.xx%

Administrative Expense Charge.......................           x.xx%                  x.xx%                x.xx%

TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO
OPTIONAL FEATURES SELECTED..........................           x.xx%                  x.xx%                x.xx%

Optional E.S.P. Charge..............................           x.xx%                  x.xx%                x.xx%

TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P.
ONLY SELECTED.......................................           x.xx%                  x.xx%                x.xx%

Optional GMWB Charge(5).............................           x.xx%                  x.xx%                x.xx%

TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB
ONLY SELECTED.......................................           x.xx%                  x.xx%                x.xx%

TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P.
AND GMWB SELECTED...................................           x.xx%                  x.xx%                x.xx%

(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for 8 years. The charge is as follows:

   YEARS SINCE PURCHASE PAYMENT MADE
----------------------------------------
GREATER THAN OR EQUAL TO   BUT LESS THAN      WITHDRAWAL CHARGE
        0 years               2 years                8%
        2 years               4 years                7%
        4 years               5 years                6%
        5 years               6 years                5%
        6 years               7 years                4%
        7 years               8 years                3%
       8 + years                                     0%

(2)  We do not currently assess the transfer charge.

(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Withdrawal Charge declines to zero after eight years. The charge is as follows:

  YEARS SINCE INITIAL PURCHASE PAYMENT
----------------------------------------
GREATER THAN OR EQUAL TO   BUT LESS THAN      WITHDRAWAL CHARGE
        0 years               2 years                8%
        2 years               4 years                7%
        4 years               5 years                6%
        5 years               6 years                5%
        6 years               7 years                4%
        7 years               8 years                3%
       8 + years                                     0%

(4) We do not assess this charge if Contract Value is $50,000 or more on the fourth Friday of each August.

(5)  The maximum GMWB charge is 1.00%.


UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2004 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9406.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

TO BE FILED BY AMENDMENT

                                                            MINIMUM      MAXIMUM
                                                            -------      -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund
assets, including management fees, distribution
and/or service fees (12b-1) fees, and other expenses).....     %            %

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                DISTRIBUTION
                                                   AND/OR                               CONTRACTUAL FEE      NET TOTAL
                                                  SERVICE                 TOTAL ANNUAL       WAIVER            ANNUAL
                                  MANAGEMENT      (12b-1)        OTHER      OPERATING    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                     FEE            FEES        EXPENSES     EXPENSES    REIMBURSEMENT        EXPENSES
---------------                   ----------    -------------   --------  ------------  ---------------      ---------
AIM VARIABLE INSURANCE
FUNDS, INC.
   AIM V.I. Capital
     Appreciation Fund --
     Series II*.................      %               %             %            %              --                  %
   AIM V.I. Premier Equity
     Fund -- Series II*.........      %               %             %            %              --                  %

ALLIANCEBERNSTEIN VARIABLE
   PRODUCT SERIES FUND, INC.
   AllianceBernstein Large Cap
   Growth Portfolio -- Class B
     Shares                           %               %             %            %              --                  %

AMERICAN FUNDS INSURANCE SERIES
   Global Growth Fund -- Class
     2 Shares*..................      %               %             %            %              --                  %
   Growth Fund -- Class 2
     Shares*....................      %               %             %            %              --                  %
   Growth-Income Fund --
     Class 2 Shares*............      %               %             %            %               %                  %

                                                DISTRIBUTION
                                                   AND/OR                               CONTRACTUAL FEE      NET TOTAL
                                                  SERVICE                 TOTAL ANNUAL       WAIVER            ANNUAL
                                  MANAGEMENT      (12b-1)        OTHER      OPERATING    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                     FEE            FEES        EXPENSES     EXPENSES    REIMBURSEMENT        EXPENSES
---------------                   ----------    -------------   --------  ------------  ---------------      ---------
FRANKLIN TEMPLETON VARIABLE
   INSURANCE PRODUCTS TRUST
   Mutual Shares Securities
     Fund -- Class 2 Shares*....       %              %              %            %              --                  %
   Templeton Growth Securities
     Fund -- Class 2 Shares*....       %              %              %            %              --                  %

GREENWICH STREET SERIES FUND
   Appreciation Portfolio.......       %              --             %            %              --                  %
   Capital & Income Portfolio
   Fundamental Value Portfolio..       %              --             %            %              --                  %

OPPENHEIMER VARIABLE ACCOUNT
   FUNDS
   Oppenheimer Capital
     Appreciation Fund/VA --
     Service Shares*............       %              %              %            %              --                  %
   Oppenheimer Main Street
     Fund/VA -- Service Shares*.       %              %              %            %              --                  %

PIONEER VARIABLE CONTRACTS
   TRUST
   Pioneer Fund VCT Portfolio
     -- Class II Shares*........       %              %              %            %              --                  %
   Pioneer Mid Cap Value VCT
     Portfolio -- Class II
     Shares*....................       %              %              %            %              --                  %

PUTNAM VARIABLE TRUST
   Putnam VT International
     Equity Fund -- Class IB
     Shares*....................       %              %              %            %              --                  %
   Putnam VT Small Cap Value
     Fund -- Class IB Shares*...       %              %              %            %              --                  %

SMITH BARNEY ALLOCATION
   SERIES INC.
   Select Balanced Portfolio....       %              --             %            %              --                  %
   Select Growth Portfolio......       %              --             %            %              --                  %
   Select High Growth Portfolio        %              --             %            %              --                  %

SMITH BARNEY INVESTMENT SERIES
   SB Government Portfolio --
     Class A....................       %              --             %            %              --                  %
   Smith Barney Growth and
     Income Portfolio...........       %              --             %            %              --                  %
   Smith Barney Dividend
     Strategy Portfolio.........+      %              --             %            %              --                  %
   Smith Barney Premier
     Selections All Cap Growth
     Portfolio..................       %              --             %            %              --                  %

SMITH BARNEY MULTIPLE
   DISCIPLINE TRUST
   Multiple Discipline
     Portfolio -- All Cap
     Growth and Value*..........       %              %              %            %              --
   Multiple Discipline
     Portfolio -- Balanced All
     Cap Growth and Value*......       %              %              %            %              --
   Multiple Discipline
     Portfolio -- Global All
     Cap Growth and Value*......       %              %              %            %              --
   Multiple Discipline
     Portfolio -- Large Cap
     Growth and Value*..........       %              %              %            %              --                     )

                                                DISTRIBUTION
                                                   AND/OR                               CONTRACTUAL FEE      NET TOTAL
                                                  SERVICE                 TOTAL ANNUAL       WAIVER            ANNUAL
                                  MANAGEMENT      (12b-1)        OTHER      OPERATING    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                     FEE            FEES        EXPENSES     EXPENSES    REIMBURSEMENT        EXPENSES
---------------                   ----------    -------------   --------  ------------  ---------------      ---------
THE TRAVELERS SERIES TRUST
   Convertible Securities
     Portfolio..................       %              --             %            %              --                  %
   Mercury Large Cap Core
     Portfolio+.................       %              --             %            %              --                  %
   MFS Mid Cap Growth Portfolio.       %              --             %            %              --                  %
   Social Awareness Stock
     Portfolio..................       %              --             %            %              --                  %
   U.S. Government Securities
     Portfolio

THE UNIVERSAL INSTITUTIONAL
   FUNDS, INC.
   Equity and Income
     Portfolio, Class II*.......       %              %              %            %              --
   U.S. Real Estate Securities
     Portfolio

TRAVELERS SERIES FUND INC.
   MFS Total Return Portfolio...       %              --             %            %              --                  %
   Pioneer Strategic Income
     Portfolio..................       %              --             %            %              --                  %
   SB Adjustable Rate Income
     Portfolio Smith Barney
     Class*.....................       %              %              %            %              %
   Smith Barney Aggressive
     Growth Portfolio...........       %              --             %            %              --                  %
   Smith Barney High Income
     Portfolio..................       %              --             %            %              --                  %
   Smith Barney International
     All Cap Growth Portfolio...       %              --             %            %              --                  %
   Smith Barney Large Cap
     Value Portfolio............       %              --             %            %              --                  %
   Smith Barney Large
     Capitalization Growth
     Portfolio..................       %              --             %            %              --                  %
   Smith Barney Mid Cap Core
     Portfolio..................       %              --             %            %              --                  %
   Smith Barney Money Market
     Portfolio..................       %              --             %            %              --                  %
   Travelers Managed Income
     Portfolio..................       %              --             %            %              --                  %

VAN KAMPEN LIFE INVESTMENT
   TRUST
   Comstock Portfolio Class II
     Shares*....................       %              %              %            %              --                  %
   Emerging Growth Portfolio
     Class II Shares*...........       %              %              %            %              --                  %
   Growth and Income Portfolio
     Class II Shares*...........       %              %              %            %              --                  %

VARIABLE ANNUITY PORTFOLIOS
   Smith Barney Small Cap
     Growth Opportunities
     Portfolio.................        %              --             %            %              --                  --(13)

                                                DISTRIBUTION
                                                   AND/OR                               CONTRACTUAL FEE      NET TOTAL
                                                  SERVICE                 TOTAL ANNUAL       WAIVER            ANNUAL
                                  MANAGEMENT      (12b-1)        OTHER      OPERATING    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                     FEE            FEES        EXPENSES     EXPENSES    REIMBURSEMENT        EXPENSES
---------------                   ----------    -------------   --------  ------------  ---------------      ---------
VARIABLE INSURANCE PRODUCTS
   FUND III
   Equity-Income Portfolio --
     Service Class 2*..........       %              %              %            %               --                  --(10)
   Growth Portfolio -- Service
     Class 2*..................       %              %              %            %               --                  --(11)
   Mid Cap Portfolio -- Service
     Class 2*..................       %              %              %            %               --                  --(12)

--------------
 * The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

 +     Formerly Smith Barney Large Cap Core Portfolio.

NOTES

[TO BE ADDED BY AMENDMENT]

                                                                            VOLUNTARY FEE
                                                                            WAIVER AND/OR
                                                                               EXPENSE              NET TOTAL ANNUAL
FUNDING OPTION                                                              REIMBURSEMENT          OPERATING EXPENSES
--------------------                                                   ------------------------  ------------------------
Multiple Discipline Portfolio -- All Cap Growth and Value...........
Multiple Discipline Portfolio -- Balanced All Cap Growth and Value..
Multiple Discipline Portfolio -- Global All Cap Growth and Value....
Multiple Discipline Portfolio -- Large Cap Growth and Value.........
Equity and Income Portfolio, Class II...............................
Smith Barney Small Cap Growth Opportunities Portfolio...............
Equity-Income Portfolio -- Service Class 2..........................
Growth Portfolio -- Service Class 2.................................
Mid Cap Portfolio -- Service Class 2................................

EXAMPLES

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. These examples do not represent past or future expenses. Your actual expenses may be more or less than those shown.

These examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The examples reflect the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the examples are based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and do not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The examples assume you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The examples assume an M&E charge of x.xx% for the first eight Contract Years and x.xx% for Contract Years 9 and 10, each of which is the maximum M&E charge that could apply to a Contract in each Contract Year, and assume you have elected the E.S.P. optional death benefit and the GMWB. Example Table 1 assume the maximum GMWB charge of 1.00% and Example Table 2 assumes the current GMWB charge of x.xx%. Your actual expenses will be less than those shown in each example if you do not elect all of the available optional benefits.

EXAMPLE 1

This example assumes that the maximum M&E charge of x.xx% applies for the first eight Contract Years and a charge of x.xx% applies for Contract Years 9 and 10. This example assumes you have elected the E.S.P. optional death benefit and the GMWB (assuming the maximum charge of 1.00% applies).

                                           IF CONTRACT IS SURRENDERED AT THE END    IF CONTRACT IS NOT SURRENDERED OR
                                                    OF PERIOD SHOWN               ANNUITIZED AT THE END OF PERIOD SHOWN
                                          --------------------------------------------------------------------------------
                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS    1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                          --------  --------  -------- ----------  --------  -------- --------- ----------
Underlying Fund with Maximum Total
Annual Operating Expenses..............

Underlying Fund with Minimum Total
Annual Operating Expenses..............

EXAMPLE 2

This example assumes that the maximum M&E charge of x.xx% applies for the first eight Contract Years and a charge of x.xx% applies for Contract Years 9 and 10. This example assumes you have elected the E.S.P. optional death benefit and the GMWB (assuming the current charge of x.xx% applies)

                                           IF CONTRACT IS SURRENDERED AT THE END    IF CONTRACT IS NOT SURRENDERED OR
                                                    OF PERIOD SHOWN               ANNUITIZED AT THE END OF PERIOD SHOWN
                                          --------------------------------------------------------------------------------
                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS    1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                          --------  --------  -------- ----------  --------  -------- --------- ----------
Underlying Fund with Maximum Total
Annual Operating Expenses..............

Underlying Fund with Minimum Total
Annual Operating Expenses..............

                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

No condensed financial information is shown here because, as of December 31, 2004, the Variable Funding Options had not yet commenced operations at the asset based charge levels applicable to the Contract.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

Travelers Life & Annuity PrimElite III Annuity is a Contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

Maximum Issue Age

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                         MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
      DEATH BENEFIT/OPTIONAL FEATURE                     ANNUITANT ON THE CONTRACT DATE
      -----------------------------------------------    -----------------------------------------------
      Standard Death Benefit                                                       80
      Enhanced Stepped-Up Provision  (E.S.P.)                                      75

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits. You should consult with your financial adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at (888) 556-5412.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $100 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent.

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment is determined by dividing the amount directed to each Variable Funding Option by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern Time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the Annuity Period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund, and Contract Owners should not compare the two.

The Underlying Funds offered though this product are selected by the Company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the Underlying Fund or an affiliate of the Underlying Fund will compensate the Company for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund's investment advisor, or its distributor. Finally, when the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product), the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

Each Underlying Fund is reviewed periodically after having been selected. Upon review, the Company may remove an Underlying Fund or restrict allocation of additional Purchase Payments to an Underlying Fund if the Company determines the Underlying Fund no longer meets one or more of the criteria and/or if the Underlying Fund has not attracted significant contract owner assets.

In addition, if any of the Underlying Funds become unavailable for allocating Purchase Payments, or if we believe that further investment in an Underlying Fund is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

You will find detailed information about the Underlying Funds and their inherent risks in the current prospectuses for the Underlying Funds. Since each option has varying degrees of risk, please read the prospectuses carefully. There is no assurance that any of the Underlying Funds will meet its investment objectives. Contact your registered representative or call 1-800-842-9406 to request copies of the prospectuses.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, the Company and TDLLC have arrangements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the Underlying Funds under which the Company and TDLLC receive payments in connection with our provision of administrative, marketing or other support services to the Funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and TDLLC incur in promoting, issuing, distributing and administering the contracts. The Company and its affiliates may profit from these fees.

The payments are generally based on a percentage of the average assets of each Underlying Fund allocated to the Variable Funding Options under the Contract or other contracts offered by the Company. The amount of the fee that an Underlying Fund and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each Underlying Fund. Aggregate fees relating to the different Underlying Funds may be as much as 0.60% of the average net assets of an Underlying Fund attributable to the relevant contracts. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are paid by an Underlying Fund out its assets as part of its Total Annual Operating Expenses.

The current Variable Funding Options are listed below, along with their investment advisers and any subadviser:

               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------   -----------------------------------------    --------------------------------
AIM VARIABLE INSURANCE FUNDS, INC.

   AIM V.I. Capital Appreciation Fund     Seeks growth of capital. The Fund            A I M Advisers, Inc.
     -- Series II                         normally invests in common stocks of
                                          companies that may benefit from new or
                                          innovative products, services or
                                          processes and those that have
                                          above-average long-term earnings growth.

   AIM V.I. Premier Equity Fund--         Seeks to achieve long term growth of         A I M Advisers, Inc.
     Series II                            capital. Income is a secondary
                                          objective. The Fund normally invests
                                          in equity securities, including
                                          convertible securities

ALLIANCEBERNSTEIN VARIABLE PRODUCT
   SERIES FUND, INC.

AllianceBernstein Large Cap Growth        Seeks growth of capital. The Fund            Alliance Capital Management L.P.
   Portfolio-- Class B Shares             normally invests in equity securities
                                          of a relatively small number of
                                          intensely researched U.S. companies.

AMERICAN FUNDS INSURANCE SERIES

   Global Growth Fund -- Class 2 Shares   Seeks capital appreciation. The Fund         Capital Research and Management Co.
                                          normally invests in common stocks of
                                          companies located around the world.

   Growth Fund -- Class 2 Shares          Seeks capital appreciation. The Fund         Capital Research and Management Co.
                                          normally invests in common stocks of
                                          companies that appear to offer superior
                                          opportunities for growth of capital.

               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------   -----------------------------------------   ---------------------------------
   Growth-Income Fund -- Class 2 Shares   Seeks capital appreciation and income.      Capital Research and Management Co.
                                          The Fund normally invests in common
                                          stocks or other securities that
                                          demonstrate the potential for
                                          appreciation and/or dividends.

FRANKLIN TEMPLETON VARIABLE INSURANCE
   PRODUCTS TRUST

   Mutual Shares Securities Fund --       Seeks capital appreciation. Income is a     Franklin Mutual Advisers, LLC
     Class 2 Shares                       secondary objective. The Fund normally
                                          invests in equity securities of
                                          companies believed to be undervalued.

   Templeton Growth Securities Fund --    Seeks long-term capital growth. The         Templeton Global Advisors Limited
     Class 2 Shares                       Fund normally invests in equity
                                          securities of companies located
                                          anywhere in the world, including the
                                          U.S. and emerging markets.

GREENWICH STREET SERIES FUND

   Appreciation Portfolio                 Seeks long- term appreciation of            Smith Barney Fund Management LLC
                                          capital. The Fund normally invests in
                                          equity securities of U.S. companies.

   Capital and Income Portfolio                                                       Smith Barney Fund Management LLC

   Fundamental Value Portfolio            Seeks long-term capital growth. Current     Smith Barney Fund Management LLC
                                          income is a secondary consideration.
                                          The Fund normally invests in common
                                          stocks, and common stock equivalents of
                                          companies, believed to be undervalued.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

   Oppenheimer Capital Appreciation       Seeks capital appreciation. The Fund        OppenheimerFunds, Inc.
     Fund/VA -- Service Shares            normally invests in the common stocks
                                          of growth companies that may be new
                                          companies or well-established companies.

   Oppenheimer Main Street Fund/VA --     Seeks high total return. The Fund           OppenheimerFunds, Inc.
     Service Shares                       normally invests in common stocks of
                                          U.S. companies and it may invest in
                                          debt securities, as well.

PIONEER VARIABLE CONTRACTS TRUST

   Pioneer Fund VCT Portfolio -- Class    Seeks reasonable income and capital         Pioneer Investment Management,
     II Shares                            growth. The Fund normally invests in        Inc.
                                          equity securities believed to be
                                          selling at reasonable prices or
                                          discounts to their underlying values.

   Pioneer Mid Cap Value VCT              Seeks capital appreciation. The Fund        Pioneer Investment Management, Inc.
     Portfolio -- Class II Shares         normally invests in the equity
                                          securities of mid-size companies.

PUTNAM VARIABLE TRUST

   Putnam VT International Equity         Seeks capital appreciation. The Fund        Putnam Investment Management
     Fund -- Class IB Shares              normally invests in common stocks of
                                          companies outside the U.S.

   Putnam VT Small Cap Value Fund --      Seeks capital appreciation. The Fund        Putnam Investment Management
     Class IB Shares                      normally invests in the common stocks
                                          of U.S. companies believed to be
                                          undervalued in the market.

SMITH BARNEY ALLOCATION SERIES INC.

   Select Balanced Portfolio              Seeks a balance of growth of capital        Travelers Investment Adviser, Inc.
                                          and income. The Fund is a "fund of
                                          funds." Rather than investing directly
                                          in securities, the Fund normally
                                          invests in other Smith Barney equity
                                          and fixed-income mutual funds.

   Select Growth Portfolio                Seeks long-term growth of capital. The      Travelers Investment Adviser, Inc.
                                          Fund is a "fund of funds." Rather than
                                          investing directly in securities, the
                                          Fund normally invests in other Smith
                                          Barney mutual funds, which are
                                          primarily equity funds.

               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------   -----------------------------------------   ---------------------------------
   Select High Growth Portfolio           Seeks capital appreciation. The Fund is     Travelers Investment Adviser, Inc.
                                          a "fund of funds." Rather than
                                          investing directly in securities, the
                                          Fund normally invests in other Smith
                                          Barney mutual funds, which are
                                          primarily fixed-income funds.

SMITH BARNEY INVESTMENT SERIES

   SB Government Portfolio -- Class A     Seeks high current return consistent        Smith Barney Fund Management LLC
                                          with preservation of capital. The Fund
                                          normally invests in debt securities
                                          issued or guaranteed by the U.S.
                                          government, its agencies or
                                          instrumentalities.

   Smith Barney Growth and Income         Seeks reasonable growth and income. The     Smith Barney Fund Management LLC
     Portfolio                            Fund normally invests in equity
                                          securities of large U.S companies that
                                          provide dividend or interest income.

   Smith Barney Dividend Strategy         Seeks capital appreciation. The Fund        Smith Barney Fund Management LLC
     Portfolio                            normally invests in dividend paying
                                          stocks.

   Smith Barney Premier Selections        Seeks long term capital growth. The         Smith Barney Fund Management LLC
     All Cap Growth Portfolio             Fund consists of a Large Cap Growth
                                          segment, Mid Cap Growth segment and
                                          Small Cap Growth segment. All three
                                          segments normally invest in equity
                                          securities. The Large Cap Growth
                                          segment invests in large sized
                                          companies. The Mid Cap Growth segment
                                          invests in medium sized companies. The
                                          Small Cap Growth segment invests in
                                          small sized companies.

               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------   -----------------------------------------   ---------------------------------
SMITH BARNEY MULTIPLE DISCIPLINE TRUST

   Multiple Discipline Portfolio --       Seeks long-term growth of capital. The      Smith Barney Fund Management LLC
     All Cap Growth and Value             Fund normally invests in equity
                                          securities within all market
                                          capitalization ranges. The Fund
                                          consists of two segments. The All Cap
                                          Growth segment combines the growth
                                          potential of small to medium companies
                                          with the stability of high-quality
                                          large company growth stocks. The All
                                          Cap Value segment invests in companies
                                          whose market prices are attractive in
                                          relation to their business
                                          fundamentals.

   Multiple Discipline Portfolio --       Seeks long-term growth of capital           Smith Barney Fund Management LLC
     Balanced All Cap Growth and Value    balanced principal preservation. The
                                          Fund normally invests in equity and
                                          fixed-income growth securities. The
                                          Fund consists of three segments. The
                                          All Cap Growth segment combines the
                                          growth potential of small to medium
                                          companies with the stability of
                                          high-quality large company growth
                                          stocks. The All Cap Value segment
                                          invests in companies whose market
                                          prices are attractive in relation to
                                          their business fundamentals. The
                                          Government Securities Management
                                          (7-Year) segment invests in short and
                                          intermediate term U.S. government
                                          securities with an average maturity of
                                          7 years.

   Multiple Discipline Portfolio --       Seeks long-term growth of capital. The      Smith Barney Fund Management LLC
     Global All Cap Growth and Value      Fund normally invests in equity
                                          securities. The Fund consists of four
                                          segments. The Large Cap Growth segment
                                          focuses on high-quality stocks with
                                          consistent growth. The Large Cap Value
                                          segment invests in established
                                          undervalued companies. The Mid/Small
                                          Cap Growth segment invests in small and
                                          medium sized companies with strong
                                          fundamentals and earnings growth
                                          potential. The International/ADR
                                          segment seeks to build long-term
                                          well-diversified portfolios with
                                          exceptional risk/reward characteristics.

   Multiple Discipline Portfolio --       Seeks long-term growth of capital. The      Smith Barney Fund Management LLC
     Large Cap Growth and Value           Fund normally invests in equity
                                          securities of companies with large
                                          market capitalizations. The Fund
                                          consists of two segments. The Large Cap
                                          Growth segment focuses on high-quality
                                          stocks with consistent growth. The
                                          Large Cap Value segment invests in
                                          established undervalued companies.

THE TRAVELERS SERIES TRUST

   Convertible Securities Portfolio       Seeks current income and capital            Travelers Asset Management
                                          appreciation. The Fund normally invests     International Company LLC
                                          in convertible securities.

   MFS Mid Cap Growth Portfolio           Seeks long term growth of capital. The      Travelers Asset Management
                                          Fund normally invests in equity             International Company LLC
                                          securities of companies with medium         Subadviser: MFS
                                          market capitalization that are believed
                                          to have above average growth potential.

   Social Awareness Stock Portfolio       Seeks long term capital appreciation        Smith Barney Fund Management LLC
                                          and retention of net investment income.
                                          The Fund normally invests in equity
                                          securities. The Fund seeks companies
                                          that meet certain investment criteria
                                          and social criteria.

   U.S. Government Securities             Seeks current income, total return and      Travelers Asset Management
     Portfolio                            high credit quality. The Fund normally      International Company LLC
                                          invests in securities issued or
                                          guaranteed by the U.S. Government,
                                          its agencies or instrumentalities.

               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------   -----------------------------------------   ---------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS,
   INC.

   Equity and Income Portfolio, Class     Seeks both capital appreciation and         Morgan Stanley Investment
     II                                   current income. The Fund normally           Management Inc.
                                          invests in income-producing equity
                                          instruments (including common stocks,
                                          preferred stocks and convertible
                                          securities) and investment grade fixed
                                          income securities.

   U.S. Real Estate Securities            Seeks above average current income and      Morgan Stanley Investment
     Portfolio -- Class I                 long-term capital appreciation. The         Management Inc.
                                          Fund normally invests in equity
                                          securities of companies in the U.S.
                                          real estate industry, including real
                                          estate investment trusts.

TRAVELERS SERIES FUND INC.

   MFS Total Return Portfolio             Seeks above average income consistent       Travelers Investment Adviser, Inc.
                                          with the prudent employment of capital.     Subadviser: MFS
                                          Secondarily, seeks growth of capital
                                          and income. The Fund normally invests
                                          in a broad range of equity and
                                          fixed-income securities of both U.S.
                                          and foreign issuers.

   Pioneer Strategic Income Portfolio     Seeks high current income consistent        Travelers Investment Adviser, Inc.
                                          with preservation of capital. The Fund      Subadviser: Putnam Investment
                                          normally invests in debt securities of      Management, Inc.
                                          U.S. and foreign governments and
                                          corporations.

   SB Adjustable Rate Income              Seeks high current income and to limit      Smith Barney Fund Management LLC
     Portfolio Smith Barney Class         the degree of fluctuation of its net
                                          asset value resulting from movements in
                                          interest rates. The Fund normally
                                          invests in adjustable rate securities.

   Smith Barney Aggressive Growth         Seeks long-term capital appreciation.       Smith Barney Fund Management LLC
     Portfolio                            The Fund normally invests in common
                                          stocks of companies that are
                                          experiencing, or are expected to
                                          experience, growth in earnings.

   Smith Barney High Income Portfolio     Seeks high current income. Secondarily,     Smith Barney Fund Management LLC
                                          seeks capital appreciation. The Fund
                                          normally invests in high yield
                                          corporate debt and preferred stock of
                                          U.S. and foreign issuers.

   Smith Barney International All Cap     Seeks total return on assets from           Smith Barney Fund Management LLC
     Growth Portfolio                     growth of capital and income. The Fund
                                          normally invests in equity securities
                                          of foreign companies.

   Smith Barney Large Cap Value           Seeks long-term growth of capital.          Smith Barney Fund Management LLC
     Portfolio                            Current income is a secondary
                                          objective. The Fund normally invests
                                          in equities, or similar securities, of
                                          companies with large market
                                          capitalizations.

   Smith Barney Large Capitalization      Seeks long term growth of capital. The      Smith Barney Fund Management LLC
     Growth Portfolio                     Fund normally invests in equities, or
                                          similar securities, of companies with
                                          large market capitalizations.

   Smith Barney Mid Cap Core Portfolio    Seeks long-term growth of capital. The      Smith Barney Fund Management LLC
                                          Fund normally invests in equities, or
                                          similar securities, of medium sized
                                          companies.

   Smith Barney Money Market Portfolio    Seeks to maximize current income            Smith Barney Fund Management LLC
                                          consistent with preservation of
                                          capital. The Fund seeks to maintain a
                                          stable $1 share price. The Fund
                                          normally invests in high quality U.S.
                                          short-term debt securities.

   Travelers Managed Income Portfolio     Seeks high current income consistent        Travelers Asset Management
                                          with prudent risk of capital. The Fund      International Company LLC
                                          normally invests in U.S. corporate debt
                                          and U.S. government securities.

               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------   -----------------------------------------   ---------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST

   Comstock Portfolio Class II Shares     Seeks capital growth and income. The        Van Kampen Asset Management Inc.
                                          Fund normally invests in common and
                                          preferred stocks, and convertible
                                          securities, of well established
                                          undervalued companies.

   Emerging Growth Portfolio Class II     Seeks capital appreciation. The Fund        Van Kampen Asset Management Inc.
     Shares                               normally invests in common stocks of
                                          emerging growth companies.

   Growth and Income Portfolio Class      Seeks long-term growth of capital and       Van Kampen Asset Management Inc.
     II Shares                            income. The Fund normally invests in
                                          income producing equity securities.

VARIABLE ANNUITY PORTFOLIOS

   Smith Barney Small Cap Growth          Seeks long term capital growth. The         Citi Fund Management, Inc.
     Opportunities Portfolio              Fund normally invests in equity
                                          securities of small cap companies and
                                          related investments.

VARIABLE INSURANCE PRODUCTS FUND

   Equity-Income Portfolio -- Service     Seeks reasonable income. The Fund           Fidelity Management & Research
     Class 2                              normally invests in equity securities       Company
                                          with a focus on income producing
                                          equities.

   Growth Portfolio -- Service Class 2    Seeks capital appreciation. The Fund        Fidelity Management & Research
                                          normally invests in common stocks           Company
                                          believed to have above-average growth
                                          potential.

VARIABLE INSURANCE PRODUCTS FUND III

   Mid Cap Portfolio -- Service Class 2   Seeks long term growth of capital. The      Fidelity Management & Research
                                          Fund normally invests in common stocks      Company
                                          of companies with medium market
                                          capitalizations.

--------------


                                  FIXED ACCOUNT
--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please see Appendix A for more information.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

       o the ability for you to make withdrawals and surrenders under the Contracts

       o the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

       o the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

       o   administration of the annuity options available under the Contracts

       o   the distribution of various reports to Contract Owners.

Costs and expenses we incur include:

       o losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

       o sales and marketing expenses including commission payments to your sales agent

       o   other costs of doing business.

Risks we assume include:

       o that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

       o that the amount of the death benefit will be greater than the Contract Value

       o that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

We may reduce or eliminate the withdrawal charge, the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. For certain trusts, we may change the order in which Purchase Payments and earnings are withdrawn in order to determine the withdrawal charge. We will not reduce or eliminate the withdrawal charge or the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. The amount of any fee or charge is not impacted by an outstanding loan. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for eight years. We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

       YEARS SINCE PURCHASE PAYMENT MADE
-------------------------------------------------
  GREATER THAN OR EQUAL TO          BUT LESS THAN       WITHDRAWAL CHARGE
          0 years                      2 years                  8%
          2 years                      4 years                  7%
          4 years                      5 years                  6%
          5 years                      6 years                  5%
          6 years                      7 years                  4%
          7 years                      8 years                  3%
         8 + years                                              0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

       (a) any Purchase Payment to which no withdrawal charge applies then

       (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

       (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

       (d) any Contract earnings

Note: Any free withdrawals taken will not reduce Purchase Payments still subject to a withdrawal charge.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

       o due to the death of the Contract Owner or the Annuitant (with no contingent Annuitant surviving)

       o if an annuity payout (based on life expectancy) has begun after the first Contract Year

       o due to a minimum distribution under our minimum distribution rules then in effect

       o if the Annuitant is confined to an eligible Nursing Home as described in Appendix B.

FREE WITHDRAWAL ALLOWANCE

The free withdrawal allowance does not apply to any withdrawals transferred directly to other financial institutions.

Beginning in the second Contract Year, you may withdraw up to 15% of the Contract Value annually, without a withdrawal charge. In addition, if you have enrolled in our systematic withdrawal program and have made an initial Purchase Payment of at least $50,000, you may withdraw up to 15% of the Contract Value in the first Contract Year without incurring a withdrawal charge. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance, or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. The available free withdrawal amount is 15% of the Contract Value at the end of the previous Contract Year. The free withdrawal amount is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax advisor regarding the consequences of a withdrawal.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $xx annual Contract administrative charge and the administrative expense charge. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

       (1) from the distribution of death proceeds;

       (2) after an annuity payout has begun; or

       (3) if the Contract Value on the date of assessment equals or is greater than $50,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, a maximum of x.xx% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation Unit and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts we hold in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent. The M&E charge applied to Your Contract depends on the amount of the initial Purchase Payment you make to the Contract and how long your Contract has been in force as shown in the table below.

-------------------------------------------------------------------------------------------------------------------------------
INITIAL PURCHASE PAYMENT                           CONTRACT YEARS 1 THOUGH 8                 CONTRACT YEARS 9 AND LATER
-------------------------------------------------------------------------------------------------------------------------------
Less than or equal to $100,000                               x.xx%                                     x.xx%
-------------------------------------------------------------------------------------------------------------------------------
More than $100,000 up to $250,000                            x.xx%                                     x.xx%
-------------------------------------------------------------------------------------------------------------------------------
More than $250,000                                           x.xx%                                     x.xx%
-------------------------------------------------------------------------------------------------------------------------------

The M&E charge is always based on the initial Purchase Payment and does not reduce even if you later add Purchase Payments to the Contract.

The M&E charge we deduct under your Contract will be reduced after Contract Year
8. On the date the M&E charge reduces, a different daily asset-based charge will begin to apply to your Contract. We accomplish this change by processing a transaction using your Contract Value allocated to the Subaccounts to purchase new Accumulation Units of the Sub-accounts that reflect the lower M&E charge and the charge for any optional benefits you elected. The number of Accumulation Units attributed to your Contract will be adjusted on the date of the transaction to reflect the value of the new Accumulation Units. THE ADJUSTMENT IN THE NUMBER OF ACCUMULATION UNITS AND THE VALUE WILL NOT AFFECT YOUR CONTRACT VALUE. Beginning on the date of the transaction, your Contract Value will be determined based on the change in the value of Accumulation Units that reflect the reduced M&E charge and any other optional benefits that you have elected.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

          YEARS SINCE INITIAL PURCHASE PAYMENT
  ----------------------------------------------------
       GREATER THAN OR EQUAL TO          BUT LESS THAN       WITHDRAWAL CHARGE
               0 years                      2 years                  8%
               2 years                      4 years                  7%
               4 years                      5 years                  6%
               5 years                      6 years                  5%
               6 years                      7 years                  4%
               7 years                      8 years                  3%
              8 + years                                              0%

Please refer to Payment Options for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, a maximum of x.xx% of the amounts held in each funding option.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add the GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The current charge equals x.xx% on an annual basis. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, Contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS
--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.


MARKET TIMING/EXCESSIVE TRADING

THE CONTRACT IS INTENDED FOR USE AS A LONG-TERM INVESTMENT VEHICLE AND IS NOT DESIGNED TO SERVE AS A VEHICLE FOR EXCESSIVE TRADING OR MARKET TIMING IN AN ATTEMPT TO TAKE ADVANTAGE OF SHORT-TERM FLUCTUATIONS IN THE STOCK MARKET. EXCESSIVE TRADING IS DISRUPTIVE TO THE MANAGEMENT OF AN UNDERLYING FUND AND INCREASES OVERALL COSTS TO ALL INVESTORS IN THE UNDERLYING FUND. If, in our sole discretion, we determine you are engaging in excessive trading activity, trading activity that we believe is indicative of market timing, or any similar trading activity which will potentially hurt the rights or interests of other Contract Owners, we will exercise our contractual right to restrict your number of transfers to one every six months. We will notify you in writing if we choose to exercise our contractual right to restrict your transfers.

In determining whether we believe you are engaged in excessive trading or market timing activity, we will consider, among other things, the following factors:

              o   the dollar amount you request to transfer;

              o the number of transfers you made within the previous three months;

              o whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and

              o whether your transfers are part of a group of transfers made by a third party on behalf of several individual Contract Owners.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program, or, if applicable, any asset allocation program described in this prospectus are not treated as a transfer when we evaluate trading patterns for market timing or excessive trading.

In addition to the above, we also reserve the right to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

                o reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or

                o reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

We will notify you in writing before we restrict your right to request transfers through such market timing firm or other third party.

The policy of the Company is to seek to apply its anti-market timing and excessive trading procedures uniformly. These procedures, however, may not be able to prevent all excessive trading and market timing activity from occurring. For example:

       o Some of the Underlying Funds are available as investments for variable insurance contracts offered by other insurance companies. These other insurance companies may have different procedures to prevent excessive trading and market timing activity or may not have any such procedures because of contractual limitations.

       o The Company issues Contracts to qualified retirement plans that request financial transactions with the Company on an omnibus basis on behalf of all plan participants. These plans generally employ a record-keeper to maintain records of participant financial activity. Because the Company does not have the records to monitor the trading activity of the individual participants, the Company may not be able to identify plan participants who may be engaging in excessive trading or market timing activity and/or may not be able to apply its contractual trade restrictions to such participants.

       o There may be other circumstances where the Company does not identify trading activity as market timing or excessive trading or take action to restrict trading activity that does not qualify as excessive trading or market timing activity under our current anti-market timing procedures.

Excessive trading and market timing activity increases the overall transaction costs of an Underlying Fund, which may serve to decrease the Underlying Fund's performance. Further, excessive trading and market timing activity may disrupt the management of an Underlying Fund because the portfolio's advisor must react to frequent requests to purchase and redeem investments.

FUTURE MODIFICATIONS. We will continue to monitor the transfer activity occurring among the Variable Funding Options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all Contract Owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the DCA Program) allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $100. There is no additional fee to participate in the DCA program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under either a 6 Month Program or 12 Month

Program. The 6 Month Program and the 12 Month Program will generally have different credited interest rates. Under the 6 Month Program, the interest rate can accrue up to 6 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in 6 months. Under the 12 Month Program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this Program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial Program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program Purchase Payment, the entire balance in the Program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the Program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA program

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, outstanding loans, and any premium tax not previously deducted. Unless you submit a Written Request specifying the fixed or Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not be able to withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or (e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) from the Variable Funding Options on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from the Variable Funding Options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 591/2. There is no additional fee for electing systematic withdrawals. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

LOANS

Loans may be available under your Contract; however, loans are not available for a Contract for which the Contract owner has elected the GMWB rider. Loans may only be taken against funds allocated or transferred to the Fixed Account. If available, all loan provisions are described in your Contract or loan agreement.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

JOINT OWNER. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently make transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

CONTINGENT ANNUITANT. You may name one individual as a Contingent Annuitant. A contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living;

o    the death benefit will not be payable upon the Annuitant's death

o    the Contingent Annuitant becomes the Annuitant

o    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT
--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date"). Any applicable premium tax, outstanding loans or withdrawals not previously deducted will be subtracted from any death benefit values.

NOTE: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE
----------------------------------------------------------------------------------------------------------------------
 Age on Contract Date                                         Death Benefit
----------------------------------------------------------------------------------------------------------------------
 If the Annuitant was younger than age 75 on the              o  the Contract Value on the Death Report Date
 Contract Date, the death benefit will be the
greatest of:                                                  o  the Adjusted Purchase Payment (see below)* or

                                                              o  the Step-Up Value, if any, as described below.
----------------------------------------------------------------------------------------------------------------------
 If the Annuitant was between the ages of 75 and 80 on        o  The Contract Value on the Death Report Date or
 the Contract Date, the death benefit will be the
 greater of:                                                  o   your Adjusted Purchase Payment, (see below)*
----------------------------------------------------------------------------------------------------------------------

*If you have elected the GMWB Rider your Adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below.

STEP UP VALUE. Where the Annuitant was younger than age 75 on the Contract Date, the Step-Up Value will initially equal the Contract Value on the first anniversary of the Contract Date. On each subsequent Contract Date anniversary that occurs before the Annuitant's 76th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value from the previous anniversary of the Contract Date is greater than the Contract Value on the next anniversary of the Contract Date, the Step-Up Value will remain unchanged.

Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 76th birthday will be those related to additional Purchase Payments or partial withdrawals as described above.

PARTIAL SURRENDER REDUCTION (for Adjusted Purchase Payment and Step Up Value calculations). If you make a withdrawal we will apply a partial surrender reduction to the Adjusted Purchase Payment and to the Step Up Value calculated as follows:

         FOR ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals
(1) the Adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment as follows:

       50,000 x (10,000/55,000) = 9,090

Your new Adjusted Purchase Payment would be $50,000 -- $9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment as follows:

       50,000 x (10,000/30,000) = 16,666

Your new Adjusted Purchase Payment would be $50,000 -- $16,666, or $33,334.

         FOR STEP-UP VALUE: The Partial Surrender Reduction equals (1) the Step Up Value in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

       50,000 x (10,000/55,000) = 9,090

Your new Step-Up Value would be $50,000 -- $9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

       50,000 x (10,000/30,000) = 16,666

Your new Step-Up Value would be $50,000 -- $16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 250% of the modified Purchase Payments, described below, excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 250% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

MODIFIED PURCHASE PAYMENTS ARE INITIALLY equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

       50,000 x (10,000/55,000) = 9,090

Your new modified Purchase Payment would be $50,000 -- $9,090 = 40,910

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

       50,000 x (10,000/30,000) = 16,666

Your new modified Purchase Payment would be 50,000 -- 16,666 = $33,334

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

----------------------------------------------------------------------------------------------------------------------------------
     BEFORE THE MATURITY DATE,             THE COMPANY WILL         UNLESS. . .                               MANDATORY PAYOUT
       UPON THE DEATH OF THE             PAY THE PROCEEDS TO:                                                 RULES APPLY*
----------------------------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE ANNUITANT)       The beneficiary (ies),       Unless the beneficiary elects to          Yes
(WITH NO JOINT OWNER)                  or if none, to the           continue the Contract rather than
                                       CONTRACT OWNER'S estate.     receive the distribution.
----------------------------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT) (WITH     The beneficiary (ies),       Unless the beneficiary elects to          Yes
NO JOINT OWNER)                        or if none, to the           continue the Contract rather than
                                       CONTRACT OWNER'S estate.     receive the distribution.
----------------------------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO IS        The surviving joint                                                    Yes
NOT THE ANNUITANT)                     owner.
----------------------------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO IS        The beneficiary (ies),       Unless the beneficiary elects to          Yes
THE ANNUITANT)                         or, if none, to the          continue the Contract rather than
                                       surviving joint owner.       receive a distribution.
----------------------------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS NOT        The surviving joint          Unless the spousal beneficiary            Yes
THE ANNUITANT)                         owner.                       elects to continue the Contract.
----------------------------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS THE        The beneficiary (ies),       Unless the spouse elects to continue      Yes
ANNUITANT)                             or, if none, to the          the Contract.
                                       surviving joint owner.
                                                                    A spouse who is not the beneficiary
                                                                    may decline to receive the proceeds
                                                                    or to continue the Contract and
                                                                    instruct the Company to pay the
                                                                    beneficiary.
----------------------------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE CONTRACT     The beneficiary (ies),       Unless the beneficiary elects to          Yes
OWNER)                                 or if none, to the           continue the Contract rather than
                                       CONTRACT OWNER.              receive the distribution.

                                                                    Or, if there is a CONTINGENT
                                                                    ANNUITANT, then the CONTINGENT
                                                                    ANNUITANT becomes the ANNUITANT and
                                                                    the Contract continues in effect
                                                                    (generally using the original
                                                                    MATURITY DATE). The proceeds will
                                                                    then be paid upon the death of the
                                                                    CONTINGENT ANNUITANT or owner.
----------------------------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE CONTRACT         See death of "owner who                                                Yes
OWNER)                                 is the ANNUITANT" above.
----------------------------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A            The beneficiary (ies),                                                 Yes (Death of
NON-NATURAL ENTITY/TRUST)              or if none, to the owner.                                              ANNUITANT is
                                                                                                              treated as death
                                                                                                              of the owner in
                                                                                                              these
                                                                                                              circumstances.)
----------------------------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT (ASSUMING         No death proceeds are                                                  N/A
ANNUITANT IS STILL ALIVE)              payable; Contract
                                       continues.
----------------------------------------------------------------------------------------------------------------------------------
BENEFICIARY                            No death proceeds are                                                  N/A
                                       payable; Contract
                                       continues.
----------------------------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY                 No death proceeds are                                                  N/A
                                       payable; Contract
                                       continues.
----------------------------------------------------------------------------------------------------------------------------------

                               QUALIFIED CONTRACTS

----------------------------------------------------------------------------------------------------------------------------------
BEFORE THE MATURITY DATE, UPON         THE COMPANY WILL PAY THE     UNLESS. . .                               MANDATORY PAYOUT
THE DEATH OF THE                       PROCEEDS TO:                                                           RULES APPLY (SEE *
                                                                                                              ABOVE)
----------------------------------------------------------------------------------------------------------------------------------
OWNER / ANNUITANT                      The beneficiary (ies),       Unless the beneficiary elects to          Yes
                                       or if none, to the           continue the Contract rather than
                                       CONTRACT OWNER'S estate.     receive a distribution.
----------------------------------------------------------------------------------------------------------------------------------
BENEFICIARY                            No death proceeds are                                                  N/A
                                       payable; Contract
                                       continues.
----------------------------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY                 No death proceeds are                                                  N/A
                                       payable; Contract
                                       continues.
----------------------------------------------------------------------------------------------------------------------------------

--------------
 * Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the Contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5 year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (NON-QUALIFIED CONTRACTS ONLY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

       o   transfer ownership

       o   take a loan

       o   make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. All other fees and charges applicable to the original Contract will also apply to the continued Contract. The E.S.P. option is not available to beneficiaries who have continued the Contract under this provision; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

       o through an annuity for life or a period that does not exceed the beneficiary's life expectancy; or

       o under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(s) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                                 LIVING BENEFITS
--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your contract each year after the fifth anniversary of the Contract Date. You may elect a GMWB rider only at the time of your initial purchase of the Contract. You may not take out a loan once you elect the GMWB rider.

REMAINING BENEFIT BASE ("RBB") The amount of your investment that is guaranteed by the GMWB rider is called the "remaining benefit base" or "RBB". Your initial RBB is equal to your initial Purchase Payment. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Your AWB is only available on or after the 5th anniversary of the Contract Date. As of the 5th anniversary of the Contract Date, you may take withdrawals each year that do not exceed your AWB until your RBB is depleted. You may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your

AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

Your initial AWB is available on and after the 5th anniversary of the Contract Date and is equal to 10% of the RBB on the 5th anniversary of the Contract Date. No AWB is available before the 5th anniversary of the Contract Date.

ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus 10% of the Purchase Payment.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS

On or after the 5th anniversary of the Contract Date, you may begin to take withdrawals of the RBB. When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate your RBB and AWB as described below:

       o To recalculate your RBB, we reduce your RBB by a partial withdrawal reduction. The partial withdrawal reduction is equal to the greater of the dollar amount withdrawn and 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

       o To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to the greater of the dollar amount withdrawn, or 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB, or on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

Your AWB is not available until on or after the 5th anniversary of the Contract Date. Any withdrawals before the 5th anniversary of the Contract Date will decrease your guarantee by causing a recalculation of your RBB. To recalculate your RBB, we reduce it by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal. If you plan to take withdrawals from your Contract during the first five years, you may not want to purchase GMWB.

WITHDRAWAL EXAMPLES The following examples are intended to illustrate the effect of withdrawals following the 5th anniversary of your Contract Date on your RBB and AWB. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your GMWB Anniversary:

[EXAMPLE NUMBERS TO BE FILED BY AMENDMENT]
----------------------------------------------------------------------------
                                 ASSUMES 15% GAIN ON INVESTMENT
----------------------------------------------------------------------------
                      CONTRACT            RBB                AWB (10%)
                        VALUE
----------------------------------------------------------------------------
VALUES AS OF
----------------------------------------------------------------------------
INITIAL GMWB          $100,000          $100,000              $10,000
PURCHASE
----------------------------------------------------------------------------
IMMEDIATELY PRIOR     $115,000          $100,000
TO WITHDRAWAL
----------------------------------------------------------------------------
PARTIAL WITHDRAWAL       N/A
REDUCTION (PWR)
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                                 ASSUMES 15% GAIN ON INVESTMENT
----------------------------------------------------------------------------
                      CONTRACT            RBB                AWB (10%)
                        VALUE
----------------------------------------------------------------------------
VALUES AS OF
----------------------------------------------------------------------------
GREATER OF PWR OR
THE DOLLAR AMOUNT
OF THE WITHDRAWAL
----------------------------------------------------------------------------
CHANGE IN VALUE
DUE TO WITHDRAWAL
(PARTIAL SURRENDER
REDUCTION)
----------------------------------------------------------------------------
VALUE IMMEDIATELY
AFTER WITHDRAWAL
----------------------------------------------------------------------------

REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS. Prior to the fifth anniversary of your Contract Date, your AWB and RBB will be recalculated as a result of required minimum distributions taken from the Contract. As a result, you will receive a lower benefit from the GMWB rider if you are required to take minimum distributions from the Contract in the first five Contract Years and you should consider this fact in determining whether to purchase the GMWB for your Contract. As of the fifth anniversary of your Contract Date, Your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

The following Tax-Qualified Distribution Programs are eligible. Please consult with your tax adviser to make sure you are eligible:

       o Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

              o   a qualified retirement plan (Code Section 401),

              o   a tax-sheltered annuity (Code Section 403(b)),

              o   an individual retirement account (Code Sections 408(a)),

              o   an individual retirement annuity (Code Section 408(b)), or

              o   a qualified deferred compensation plan (Code Section 457).

           Required minimum distributions must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

       o Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

       o Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

       o Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004 -9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you if you are taking distributions under a Tax-Qualified Distribution Program:

       o YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select a frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

           You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two contract years after which time you can choose an alternate mode of distribution.

       o ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, your ability to take a withdrawal of AWB under your GMWB rider is not affected, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET You may choose to reset your RBB at any time on or after the 5th anniversary of your Contract Date. Your new RBB is reset to equal your then current Contract Value. You may reset your RBB again every 5 years after the most recent reset. Once you become eligible to reset your RBB, we reserve the right to allow resets only on the anniversary of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal 10% of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 or more and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the current charge in effect at the time of the reset will apply which may be higher than the current charge. Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding

Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE The charge for your GMWB rider is deducted daily from amounts held in each Variable Funding Option. The current charge, on an annual basis, is X.XX%. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

MAXIMUM RBB Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION You may terminate your GMWB rider at any time following the 5th Contract Year. You must request termination of the rider in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if you annuitize your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

       o The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

       o The total annual payment amount will equal the AWB and will never exceed your RBB, and

       o We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

                               THE ANNUITY PERIOD
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MATURITY DATE

Under the Contract, you can receive regular payments (Annuity Payments). You can choose the month and the year in which those payments begin (Maturity Date). You can also choose among income plans (annuity options) or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor, or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90th birthday or ten years after the effective date of the Contract, if later.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See Transfers.)

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly annuity payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an annuity payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly annuity payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly annuity payment by multiplying the benefit per $1,000 of value shown in the Contract tables (or, if they would produce a larger payment, the tables then in effect on the Maturity Date) by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3%. We call this your net investment rate. Your net investment rate corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each annuity payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under Variable Annuity, except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS
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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. The Company will make monthly payments for the period selected.

Option 6 -- Other Annuity Options. The Company will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the "Payments for a Fixed Period without Life Contingency" variable annuity option.

At any time after annuitization and before death, you may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining period certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A Variable Liquidity Benefit charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS
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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within twenty days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different or shorter period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first annuity payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. Payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS
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The Travelers Insurance Company and The Travelers Life and Annuity Company each sponsor Separate Accounts: Separate Account PF and Separate Account PF II, respectively. Both Separate Account PF and Separate Account PF II were established on July 30, 1997 and are registered with the SEC as unit investment trusts (Separate Account) under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Separate Account PF and Separate Account PF II for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company Separate Accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity Separate Accounts and variable life insurance Separate Accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity Separate Accounts, the variable annuity Contract Owners would not bear any of the related expenses, but variable annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features, such as the GMWB or E.S.P. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Fund Option. In those cases, we can create "hypothetical historical performance" of a Variable Fund Option. These figures show the performance that the Variable Fund Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS
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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of Contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Earnings under annuity Contracts, like interest payable as fixed investments (notes, bonds, etc), continue to be taxed as ordinary income (top rate of 35%).

TAX-FREE EXCHANGES: Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life, endowment, or annuity Contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to minimum distribution rules as provided by the Code and described below.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. The Contract is available as a vehicle for IRA rollovers and for other Qualified Contracts. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified plan funding vehicles are generally not subject to current taxation. We have provided a more complete discussion in the SAI.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement. If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(b), 457 AS WELL AS IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for income tax purposes may be different at the federal level from your state's income tax laws. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified.

As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal (distribution made prior to the Maturity Date), or as periodic Annuity Payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws. Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes.

If a non-qualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for Contracts issued after April 22, 1987, if you transfer the Contract to another person or entity without adequate consideration, all deferred increases in value will be includable in your income for federal income tax purposes at the time of the transfer.

If you make a partial withdrawal of your annuity balance, the distribution will generally be taxed as first coming from earnings, (income in the contract), and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) As a general rule, there is income in the Contract to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a guaranteed minimum withdrawal benefit. Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your contract is issued with a guaranteed minimum withdrawal benefit.

Code Section 72(s)requires that non-qualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity Contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for Federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all Contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% additional tax is in addition to any penalties that may apply under your Contract and the normal income taxes due on the distribution.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, no taxable income is recognized for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico, and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non-resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that the income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

                                OTHER INFORMATION
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THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

The Travelers Insurance Company ("TIC") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly-owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

The Travelers Life and Annuity Company ("TLAC") is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

On January 31, 2005, Citigroup, Inc. announced that it has agreed to sell its life insurance and annuity businesses to MetLife, Inc. The proposed sale would include TIC and TLAC, the insurance companies that issue the Contracts described in this prospectus. The proposed sale would also include TIC and TLAC's affiliated investment advisory companies, Travelers Asset Management International Company LLC, and Travelers Investment Adviser Inc., each of which serves as the investment advisor for certain of the Variable Funding Options that may be available under the Contract.

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup, Inc., or its subsidiaries prior to closing. The Travelers Insurance Company filed a current report of financial information on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.The transaction will not affect the terms or conditions of your Contract, and TIC or TLAC will remain fully responsible for their respective contractual obligations to Contract owners.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Travelers Distribution LLC ("TDLLC") serves as the principal underwriter and distributor of the securities offered through this Prospectus pursuant to the terms of the Distribution and Principal Underwriting Agreement. TDLLC also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies.

TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut 06103. TDLLC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). TDLLC is affiliated with the Company and each Separate Account. TDLLC, as the principal underwriter and distributor, does not retain any fees under the Contracts.

The Contracts are offered on a continuous basis. TDLLC enters into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. We intend to offer the Contract in all jurisdictions where we are licensed to do business and where the Contract is approved.

COMPENSATION. Broker-dealers who have selling agreements with TDLLC are paid compensation for the promotion and sale of the Contracts according to one or more schedules. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. Compensation paid on the Contracts, as well as other incentives or payments, are not assessed as an additional direct charge to Contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract and from profits on payments received by the Company and TDLLC for providing administrative, marketing and other support and services to the Funds.

The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 10% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 2% annually of average account value (if asset-based compensation is paid to registered representatives). We may also periodically establish commission specials; however, commissions paid under these specials will not exceed the amounts described immediately above. To the extent permitted by NASD rules and other applicable laws and regulations, TDLLC may pay or allow other promotional incentives or payments in the form of cash or other compensation.

Broker-dealer firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing or other services they provide to the Company or our affiliates. In addition, the Company or TDLLC may enter into special compensation arrangements with certain broker-dealer firms based on aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms.

The Company and TDLLC have entered into such an arrangement with PFS Investments, Inc., the only broker-dealer firm that is authorized by the Company and TDLLC to offer the Contracts and an affiliate of the Company and TDLLC. Any such compensation payable to a broker-dealer firm will be made by TDLLC or the Company out of their own assets and will not result in any additional direct charge to you.

The Company and TDLLC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more Underlying Funds or serves as a subadviser to a Portfolio of The Travelers Series Trust or Travelers Series Fund Inc., which are offered under the Contracts. These firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., Salomon Brothers Asset Management and Smith Barney Fund Management.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS AND OPINIONS

Legal matters in connection with the federal laws and regulations affecting the issue and sale of the contract described in this prospectus, as well as the organization of the Companies, their authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the Deputy General Counsel of the Companies.

[To be updated by amendment]

Notwithstanding the above, there are no pending legal proceedings affecting either the Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse affect on the ability of either Company to meet its obligations under the applicable Contract.

                                   APPENDIX A
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                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein is not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract

                                   APPENDIX B
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            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

              (This waiver is not available if the Owner is age 71
                  or older on the date the Contract is issued.)

If, after the first Contract Year and before the Maturity Date, the owner begins confinement in an Eligible Nursing Home, and remains confined for the qualifying period, you may make a total or partial withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Withdrawal Charge to be waived, the withdrawal must be made during continued confinement in an Eligible Nursing Home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an Eligible Nursing Home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An Eligible Nursing Home is defined as an institution or special nursing unit of a hospital which:

       (a) is Medicare approved as a provider of skilled nursing care services; and

       (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

       (a) is licensed as a nursing care facility by the state in which it is located;

       (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

       (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

       (d) provides, as a primary function, nursing care and room and board; and charges for these services;

       (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

       (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

       (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

       (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

       (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

       (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

       (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

       (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the Withdrawal Charge is the Contract Value on the next Valuation Date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an Eligible Nursing Home begins, less any Purchase Payments made on or after the owner's 71st birthday.

Any withdrawal requested which falls under the scope of this waiver will be paid as soon as we receive proper written proof of your claim, and will be paid in a lump sum. You should consult with your personal tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX C
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               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company or The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

                         The Insurance Company
                         Principal Underwriter
                         Distribution and Principal Underwriting Agreement Valuation of Assets
                         Federal Tax Considerations
                         Independent Accountants
                         Financial Statements

--------------------------------------------------------------------------------


Copies of the Statement of Additional Information dated June , 2005 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to:
Travelers Life & Annuity Service Center, One Cityplace, 3 CP, Hartford, Connecticut 06103-3415. The Travelers Insurance Company Statement of Additional Information is printed on Form L-12684S, and The Travelers Life and Annuity Company Statement of Additional Information is printed on Form L-12685S.


Name:     ______________________________________________________________________

Address:  ______________________________________________________________________

          ______________________________________________________________________

                       THIS PAGE INTENTIONALLY LEFT BLANK.

L-24493                                                            June   , 2005

                                     PART B

         INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                                    PRIMELITE
                                  PRIMELITE II
                                  PRIMELITE III


                       STATEMENT OF ADDITIONAL INFORMATION


                                      DATED


                                  JUNE___, 2005


                                       FOR


           THE TRAVELERS SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES


                                    ISSUED BY


                     THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated June___, 2005. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, PrimElite Service Center, One Cityplace, Hartford, Connecticut 06103-3415, or by calling (888) 556-5412 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.





                                TABLE OF CONTENTS

THE INSURANCE COMPANY.......................................................   2
PRINCIPAL UNDERWRITER.......................................................   2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...........................   2
VALUATION OF ASSETS.........................................................   3
FEDERAL TAX CONSIDERATIONS..................................................   4
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............................   7
FINANCIAL STATEMENTS........................................................ F-1

                              THE INSURANCE COMPANY

The Travelers Life and Annuity Company (the "Company") is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states (except New York) and the District of Columbia and Puerto Rico. The Company's Home Office is located at One Cityplace Hartford, Connecticut 06103-3415 and its telephone number is (860) 308-1000.

The Company is a wholly owned subsidiary of The Travelers Insurance Company, an indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through the Global Consumer, Global Corporate and Investment Bank, Global Investment Management and Private Banking, and Investment Activities segments.


On January 31, 2005, CITIGROUP INC. announced that it has agreed to sell its life insurance and annuity businesses to METLIFE, INC. The proposed sale would include the following insurance companies that issue the variable annuity or variable life insurance contract described in your prospectus:

    o The Travelers Insurance Company ("TIC")
    o The Travelers Life and Annuity Company ("TLAC")

The proposed sale would also include TIC and TLAC's affiliated investment advisory companies, Travelers Asset Management International Company LLC, and Travelers Investment Adviser Inc., each of which serves as the investment advisor for certain of the funding options that may be available under your variable contract.

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc., or its subsidiaries prior to the closing. The Travelers Insurance Company has filed a current report on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your variable annuity or variable life insurance contract, and The Travelers Insurance Company or The Travelers Life and Annuity Company will remain fully responsible for their respective contractual obligations to variable annuity or variable life insurance contract owners.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. The Travelers Separate Account PF II for Variable Annuities (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.


                              PRINCIPAL UNDERWRITER

Travelers Distribution LLC ("TDLLC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut. TDLLC is affiliated with the Company and the Separate Account.


                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, TDLLC and the Company, TDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses TDLLC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by TDLLC over the past three years.

                         TDLLC UNDERWRITING COMMISSIONS

--------------------------------------------------------------------------------
              UNDERWRITING COMMISSIONS               AMOUNT OF UNDERWRITING
YEAR        PAID TO TDLLC BY THE COMPANY         COMMISSIONS RETAINED BY TDLLC
--------------------------------------------------------------------------------
2004                -----------                          ------------
--------------------------------------------------------------------------------
2003                  $121,903                                $0
--------------------------------------------------------------------------------

2002                  $103,960                                $0
--------------------------------------------------------------------------------


                               VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

                (a) = investment income plus capital gains and losses (whether realized or unrealized);

                (b) = any deduction for applicable taxes (presently zero); and

                (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)


                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002 - 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth

IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($42,000 for 2005). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed for inflation after 2006. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($14,000 in 2005).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

                   (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

                  (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

                   (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

                   (d)    the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.



                              INDEPENDENT AUDITORS

[ ], One Financial Plaza, Hartford, CT 06103 has been selected as independent registered public accounting firm to examine and report on the account's financial statements.

The financial statements and schedules of The Travelers Life and Annuity Company will be file by amendment.

                                    PRIMELITE
                                  PRIMELITE II
                                  PRIMELITE III



                       STATEMENT OF ADDITIONAL INFORMATION



           THE TRAVELERS SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES














                      INDIVIDUAL VARIABLE ANNUITY CONTRACT
                                    ISSUED BY







                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415












L-12685S                                                               June 2005

                                     PART C

                                OTHER INFORMATION

ITEM 24.      FINANCIAL STATEMENTS AND EXHIBITS

(a) To be filed by amendment.

(b)    Exhibits

     EXHIBIT
      NUMBER      DESCRIPTION
     -------      -----------

       1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4, File No. 333-32581, filed July 31, 1997.)

       2.         Not Applicable.

       3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Life and Annuity Company and Travelers Distribution LLC (Incorporated herein by reference to Exhibit 3(a) to to the Registration Statement on Form N-4, File No. 333-58809 filed February 26, 2001.)

       3(b) Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 2 the Registration Statement on Form N-4, File No. 333-65942 filed April 15, 2003.)

       4.         Form of Variable Annuity Contract. To be filed by amendment.

       5.         Form of Application. To be filed by amendment.

       6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

       6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

       7. Specimen Reinsurance Agreement. (Incorporated herein by reference to Exhibit 7 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File No. 333-65942, filed April 15, 2003.)

       8. Participation Agreements. (Incorporated herein by reference to Exhibit h to Post-Effective Amendment No. 5 to the Registration Statement on Form N-6, File No. 333-69773 filed February 19, 2003.)

       9. Opinion of Counsel as to the legality of securities being registered. To be filed by amendment.

      10. Consent of Independent Registered Public Accounting Firm. To be filed by amendment.

      11.         Not applicable.

      12.         Not applicable.

      15.         Powers of Attorney authorizing Ernest J. Wright or Kathleen A.
                  McGah as signatory for George C. Kokulis. (Incorporated herein by reference to exhibit 15(b) to Post-Effective Amendment No. 3, File No. 333-32581,
                  filed April 17, 2000.)

                  Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Glenn D. Lammey and Marla Berman Lewitus. (Incorporated herein by reference to Exhibit 15(b) to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 33-65343, filed February 26, 2001.)

                  Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Kathleen A. Preston. (Incorporated herein by reference to Exhibit 15 to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, file No. 333-72336 filed April 19, 2002.)

                  Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Edward W. Cassidy, and William P. Krivoshik. Filed herewith.

ITEM 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                             POSITIONS AND OFFICES
BUSINESS ADDRESS                               WITH INSURANCE COMPANY
-----------------                              ----------------------

George C. Kokulis                              Director, Chairman, President and Chief Executive Officer

Glenn D. Lammey                                Director, Senior Executive Vice President, Chief Financial Officer,
                                               Chief Accounting Officer

Kathleen L. Preston                            Director and Executive Vice President

Edward W. Cassidy                              Director and Executive Vice President

Brendan M. Lynch                               Executive Vice President

David P. Marks                                 Executive Vice President and Chief Investment Officer

Winnifred Grimaldi                             Senior Vice President

Marla Berman Lewitus                           Director, Senior Vice President and General Counsel

William P. Krivoshik                           Director, Senior Vice President and Chief Information Officer

David A. Golino                                Vice President and Controller

Donald R. Munson, Jr.                          Vice President

Mark Remington                                 Vice President

Tim W. Still                                   Vice President

Bennett Kleinberg                              Vice President

Dawn Fredette                                  Vice President

George E. Eknaian                              Vice President and Chief Actuary

Linn K. Richardson                             Second Vice President and Actuary

Paul Weissman                                  Second Vice President and Actuary

Ernest J.Wright                                Vice President and Secretary

Kathleen A. McGah                              Assistant Secretary and Deputy General Counsel

Principal Business Address:

         The Travelers Insurance Company
         One Cityplace
         Hartford, CT  06103-3415




ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

To be filed by amendment.

ITEM 27.      NUMBER OF CONTRACT OWNERS

To be filed by amendment.

ITEM 28.      INDEMNIFICATION

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.      PRINCIPAL UNDERWRITER

(a) Travelers Distribution LLC

    One Cityplace

    Hartford, CT 06103-3415

Travelers Distribution LLC also serves as principal underwriter and distributor for the following funds:

The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD II for Variable Annuities, The Travelers Fund BD III, The Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD for Variable Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers Separate Account PF II for Variable Annuities, The Travelers Separate Account QP for Variable Annuities, The Travelers Separate Account TM for Variable Annuities, The Travelers Separate Account TM II for Variable Annuities, The Travelers Separate Account Five for Variable Annuities, The Travelers Separate Account Six for Variable Annuities, The Travelers Separate Account Seven for Variable Annuities, The Travelers Separate Account Eight for Variable Annuities, The Travelers Separate Account Nine for Variable Annuities, The Travelers Separate Account Ten for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for Variable Life Insurance, The Travelers Variable Life Insurance Separate Account One, The Travelers Variable Life Insurance Separate Account Two, The Travelers Variable Life Insurance Separate Account Three, The Travelers Variable Life Insurance Separate Account Four, The Travelers Separate Account MGA, The Travelers Separate Account MGA II, The Travelers Growth and Income Stock Account for Variable Annuities, The Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, The Travelers Timed Growth and Income Stock Account for Variable Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities and The Travelers Timed Aggressive Stock Account for Variable Annuities, Citicorp Life Variable Annuity Separate Account and First Citicorp Life Variable Annuity Separate Account, TIC Separate Account Eleven for Variable Annuities, TLAC Separate Account Twelve for Variable Annuities, TIC Separate Account Thirteen for Variable Annuities, TLAC Separate Account Fourteen for Variable Annuities, TIC Variable Annuity Separate Account 2002, and TLAC Variable Annuity Separate Account 2002.

(b)       NAME AND PRINCIPAL POSITIONS AND OFFICES BUSINESS ADDRESS WITH
          UNDERWRITER

          Kathleen L. Preston              Board of Manager

          Glenn D. Lammey                  Board of Manager



          William F. Scully III            Board of Manager

          Donald R. Munson, Jr.            Board of Manager, President, Chief Executive Officer and Chief Operating Officer

          Tim W. Still                     Vice President

          Anthony Cocolla                  Vice President

          John M. Laverty                  Treasurer and Chief Financial Officer

          Stephen E. Abbey                 Chief Compliance Officer

          Alison K. George                 Director and Chief Advertising Compliance Officer

          Stephen T. Mullin                Chief Compliance Officer

          Ernest J. Wright                 Secretary

          Kathleen A. McGah                Assistant Secretary

          William D. Wilcox                Assistant Secretary


* The business address for all the above is: One Cityplace, Hartford, CT 06103-3415

(c)    Not Applicable

ITEM 30.      LOCATION OF ACCOUNTS AND RECORDS

(1)    The Travelers Life and Annuity Company

       One Cityplace

       Hartford, Connecticut  06103-3415

ITEM 31.      MANAGEMENT SERVICES

Not Applicable.

ITEM 32.      UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

         The representation required by Section 26(f)(2) of the Investment Company Act of 1940 will be made when fees related to the contracts described by this registration statement are included in a Pre-Effective Amendment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form N-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on March 15, 2005.


           THE TRAVELERS SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES
                                  (Registrant)


                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                   (Depositor)



                                   By: /S/GLENN D. LAMMEY
                                       -----------------------------------------
                                       Glenn D. Lammey, Chief Financial Officer,
                                       Chief Accounting Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 15th day of March 2005.


*GEORGE C. KOKULIS                      Director, President and Chief Executive
--------------------------------        Officer (Principal Executive Officer)
(George C. Kokulis)


*GLENN D. LAMMEY                        Director, Chief Financial Officer, Chief
--------------------------------        Accounting Officer (Principal Financial
(Glenn D. Lammey)                       Officer)



*MARLA BERMAN LEWITUS                   Director, Senior Vice President and
--------------------------------        General Counsel
(Marla Berman Lewitus)


*KATHLEEN L. PRESTON                    Director and Executive Vice President
--------------------------------
(Kathleen L. Preston)


*EDWARD W. CASSIDY                      Director and Executive Vice President
--------------------------------
(Edward W. Cassidy)


*WILLIAM P. KRIVOSHIK                   Director, Senior Vice President and
--------------------------------        Chief Information Officer
(William P. Krivoshik)

*By: /s/ Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

  EXHIBIT NO.    DESCRIPTION
  -----------    -----------

      15.        Powers of Attorney authorizing Ernest J. Wright or Kathleen A.
                 McGah as signatory for Edward W. Cassidy, and William P. Krivoshik. Filed herewith.